Exhibit 99(a)(5)

EX-99. (A)(5) CHANGE IN THE REGISTRANT'S INDEPENDENT PUBLIC ACCOUNTANT

Exhibit 19(a)(5) Changes in the registrant’s independent public accountant.

There was a change in the registrant’s independent public accountant during the reporting period. Per the instructions to Item 19 of Form N-CSR regarding changes in the registrant’s independent public accountant, the information required by this item is provided below.

Changes in Registrant’s Certifying Accountant

On February 12, 2025, the Audit Committee of the AOG Institutional Fund (the “Trust” or “registrant”), selected and appointed and recommended Tait, Weller & Baker LLP (“TWB”) as the Fund’s independent registered public accounting firm for the fiscal year ending September 30, 2025, in replacement of Cohen & Company, Ltd. which served previously as the independent registered public accounting firm for the Fund.

Cohen & Company, Ltd. reports on the Fund’s financial statements for either of the past two fiscal years, did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years of the Fund ended September 30, 2023 and September 30, 2024, and the subsequent interim period through February 12, 2025, (i) there were no disagreements between the Fund and Cohen & Company, Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen & Company, Ltd., would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such period and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

During the fiscal years of the Fund ended September 30, 2023 and September 30, 2024, and during the subsequent interim period prior to appointing TWB, neither the registrant, nor anyone acting on its behalf, consulted with Cohen & Company, Ltd. on behalf of the Fund regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on the Fund’s financial statements, or any matter that was either: (i) the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K and the instructions thereto; or (ii) a “reportable event,” as described in Item 304(a)(1)(v) of Regulation S-K.

The registrant previously provided Cohen & Company, Ltd. with a copy of the foregoing disclosure and requested that Cohen & Company, Ltd. furnish the registrant with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made by the registrant set forth above. A copy of the letter of Cohen & Company, Ltd. dated October 23, 2026 is filed as an exhibit to this Form N-CSR/A.

October 23, 2026

U.S. Securities and Exchange Commission
Office of the Chief Accountant

100 F Street, NE
Washington, DC 20549

Re: AOG Institutional Fund
File no. 811-23764

Dear Sir or Madam:

We have read Exhibit 19(a)(5) of Form N-CSR/A of AOG Institutional Fund, dated October 26, 2026, and agree with the statements concerning our Firm contained therein.

We hereby consent to the filing of this letter as an exhibit to the foregoing report.

Very truly yours,

COHEN & COMPANY, LTD.